

February 9, 2011

Mazen Kouta
President
First American Group Inc.
11037 Warner Ave, Suite 132
Fountain Valley, CA 92708

> **Re: First American Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2011**
> **File No. 333-171091**

Dear Mr. Kouta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment four from our letter dated January 21, 2011. Please provide us with third party support for the assumptions that underlie your expected revenues over the next three years, such as the $20 cost per thousands of impressions (CPM), the 10% click-through rate and the rate that visitors will fill out a form, take a survey or click through to purchase a product. In addition, revise your disclosure to provide further bases for why you believe you could charge the rates you disclose taking into account the measures that advertisers generally look to, such as monthly traffic, unique visitors, targeted marketing opportunities and how established the website is. Also, please revise your disclosure to take into account the Commission's policy on projections as set forth in Item 10(b) of Regulation S-K.

2. Please update your filing to include financial statements from inception to December 31, 2010.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

Fax: Thomas Puzzo, Esq
(206) 260-0111